Exhibit 99.(h)(9)(B)

August 13, 2026

American Beacon Funds (the “Trust”)

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the funds listed in Attachment A to this letter (the “Funds”), it will waive its management fee and/or reimburse expenses of the Fund, to the extent necessary so that expenses of the Fund, exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, do not exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust. For a period of up to three years following AmBeacon’s contractual fee waiver or reimbursement, AmBeacon may be reimbursed by a Fund if reimbursement does not cause the expenses of the Fund exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of the recoupment.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.

By:	/s/ Becky L. Harris
Name:	Becky L. Harris
Title:	Chief Operating Officer

Agreed and Accepted on behalf of the Trust

By:	/s/ Aaron C. Cooper
Name:	Aaron C. Cooper
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of each Fund.

Attachment A

American Beacon Funds – Fiscal Year End: June 30, 2026

Fund	Class	Annual Expense Limit (Cap) %	Effective Date	Expiration
ARK Transformational Innovation	R5	0.99	11/4/2026	11/3/2027
ARK Transformational Innovation	Y	1.08	11/4/2026	11/3/2027
ARK Transformational Innovation	Investor	1.32	11/4/2026	11/3/2027
ARK Transformational Innovation	A	1.34	11/4/2026	11/3/2027
ARK Transformational Innovation	C	2.10	11/4/2026	11/3/2027
ARK Transformational Innovation	R6	0.99	11/4/2026	11/3/2027
TwentyFour Strategic Income	R5	0.72	11/4/2026	11/3/2027
TwentyFour Strategic Income	Y	0.80	11/4/2026	11/3/2027
TwentyFour Strategic Income	Investor	1.09	11/4/2026	11/3/2027
TwentyFour Strategic Income	A	1.00	11/4/2026	11/3/2027
TwentyFour Strategic Income	C	1.79	11/4/2026	11/3/2027
TwentyFour Sustainable Short Term Bond	R6	0.47	11/4/2026	11/3/2027
TwentyFour Sustainable Short Term Bond	Y	0.57	11/4/2026	11/3/2027
TwentyFour Sustainable Short Term Bond	A	0.87	11/4/2026	11/3/2027
TwentyFour Sustainable Short Term Bond	C	1.48	11/4/2026	11/3/2027
SSI Alternative Income	R5	0.92	11/4/2026	11/3/2027
SSI Alternative Income	Y	0.99	11/4/2026	11/3/2027
SSI Alternative Income	Investor	1.24	11/4/2026	11/3/2027